

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-mail
Richard B. Yates
Chief Legal Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, NY 14450

> **Re:** **Manning & Napier, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175309**

Dear Mr. Yates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your comprehensive analysis, which should include citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 29 under the heading "If we were deemed an investment company under the 1940 Act…" and on page 94 under the heading "SEC Regulation." Please note that we may have further comments upon reviewing your response.

2. It is not clear when you intend to complete the reorganization transactions and whether the corporate reorganization will be completed prior to the effective date of the registration statement. As such, please clarify your use of the phrase "prior to the consummation of this offering," which is used throughout the prospectus to describe the timeframe for completing the reorganization transactions.

3. In connection with the reorganization transactions, we note that the registrant's common shares will be issued prior to the consummation of this offering and that some of the Class A shares of common stock to be issued to M&N Group Holdings pursuant to the terms of an exchange agreement with Manning & Napier Group are registered for resale on behalf of M&N Group. Please advise us as to whether or not the equity holders of Manning & Napier Group have made an enforceable, final and binding commitment to purchase the shares of Class A common stock they will receive in connection with the reorganization and pursuant to the terms of the exchange agreement. If the terms on which the equity interests will be exchanged are fixed in accordance with a method or formula that varies only as the initial public offering price varies, please advise. Also cite us to the provisions of the applicable contractual arrangement that binds the parties. For general guidance relating to the ability to register a secondary offering when the securities to be offered are not outstanding at the time of filing, please refer to Question 139.06 of our Securities Act Sections Compliance and Disclosure Interpretations.

4. We note that you have omitted information beyond that permitted by Rule 430A of Regulation C. Please provide sufficient time for us to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional issues as part of our review.

5. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

6. Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

7. Please provide a currently dated, signed auditor's consent with your next amendment.

Basis of Presentation, page ii

8. We note your reference to third parties throughout your prospectus as the source for certain industry and market information. If any of these sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. In this regard, we note your disclosure under this heading suggesting that some of your sources are not publicly available.

Prospectus Summary, page 1

9. Please address whether there are any business practices or investment philosophies you may implement or utilize in an effort to maximize the investment performance of your managed accounts, mutual funds, and investment trust funds that may diverge with the

interests of public holders of your Class A shares. For example, we note your disclosure on page 17 relating to a reduction of fees that may have negative impact on profit margins and results of operations. Please address the prospect that management may initiate certain strategies or adhere to certain investment principles, such as regulating the size of AUM, as a way to either remain competitive or protect or secure positive returns for your clients and fund investors, that may deviate from the interests of public shareholders since those practices potentially may not lead to an increase in the value of the company's Class A shares. At a minimum, we would expect to see prominent disclosure addressing how management intends to supervise the conflicts of interest emanating from the duties owed to clients and fund investors and those owed to holders of Class A shares, which, in some respects, appear to be divergent.

Overview, page 1

10. Please briefly explain the usefulness of the chart set forth under this heading. Please also comply with this comment on page 82. It is not clear why you emphasize size of AUM compared against the benchmarked return of the S&P 500 particularly in light of other disclosure in your prospectus which indicates that management eschews returns relative to benchmarks but rather focuses on absolute dollar returns.

11. Please clarify the meaning of the following disclosure set forth on page 2: "We have separate account portfolios that mirror each of the mutual funds illustrated above, each of which has earned similar cumulative investment returns to those we have earned for our mutual funds." Please also comply with this comment on page 83.

Our Strategy, page 5

12. Please define "wire-house advisors."

Structure and Reorganization, page 6

13. Please provide a diagram of your current ownership structure before giving effect to the reorganization transactions described in your prospectus. Please also comply with this comment under the heading "Our Structure and Reorganization" on page 36.

14. Please include in the diagrams of your organizational structure the percentage of voting and economic rights attributable to each group of investors based on the type and amount of securities that they either currently or will hold.

Reorganization Transactions, page 7

Equity Ownership Interests, page 7

15. We note your disclosure that "[i]n connection with the reorganization transactions, additional ownership interests in M&N Group Holdings will be granted to William Manning." Please describe the reasons that, and the agreement pursuant to which, additional ownership interests in M&N Group Holdings will be granted to Mr. Manning. Please also comply with this comment under the heading "Equity Ownership Interests" on page 39.

The Exchange Agreement, page 8

16. We note your disclosure that you "intend to award equity-based incentives to certain employees pursuant to the Manning & Napier, Inc. 2011 Equity Compensation Plan, or the 2011 Plan, to align their interests with [y]our stockholders." Please clarify that possible equity-based incentives under your 2011 Plan include units of Manning & Group, LLC as well as other equity grants based on your Class A common stock, and provide a cross-reference to the discussion of your 2011 Equity Compensation Plan on page 109. Please also comply with this comment under the heading "Exchange Agreement" on page 40.

The Offering, page 10

17. Please revise your disclosure under this heading to indicate, as you do on page 46, that you intend to use the net proceeds from this offering to purchase Class A units of Manning & Napier Group and that Manning & Napier Group intends to then use those funds in the manner that you describe.

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 12

18. It appears you intend to present a non-GAAP measure "Economic net income per share." In your next amendment, please include reconciliations of GAAP earnings per share to this metric. Please refer to Question 102.5 of the Commission's Compliance and Disclosure Interpretation for non-GAAP financial measures found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

19. It appears to us the non-GAAP measures you identify here as "Adjusted EBITDA" and the related margin % are the same as the measures you identify on pages 58, 59, 74 and 76 as "EBITDA" and the related margin %. Please consistently identify these non-GAAP measures throughout your filing. Since these measures exclude expenses related to the shares subject to mandatory redemption, it appears to us that you should identify them as "Adjusted EBITDA."

Risk Factors, page 16

Risks Related to our Class A Common Stock and this Offering, page 30

We have broad discretion in the use of the net proceeds to use…, page 32

20. Please revise your disclosure under this heading to disclose, as you do on page 46, that you intend to use the net proceeds from this offering to purchase Class A units of Manning & Napier Group. Although you may retain disclosure regarding the uncertainty of the ultimate use of the net proceeds, please clarify that you are referring to Manning & Napier Group's use of the proceeds, rather than your use of the proceeds, which appears certain.

Our Structure and Reorganization, page 36

21. Please provide us an analysis of the historical ownership structures of the entities included in the combined financial statements and demonstrated how you determined they are under common control. Please provide us an explanation of your proposed accounting for the reorganization transactions, including the issuances of class B units and class B common stock to Mr. Manning and the issuance of class A units to other current equity holders.

Reorganization Transactions and Post-IPO Structure, page 36

22. Please provide a diagram, or a set of diagrams, illustrating the flow of securities described under this heading.

23. Please describe the purpose of maintaining two classes of common stock and the strategic objectives and benefits of your capital structure.

Manning & Napier Group, LLC, page 38

24. Please describe the purpose of maintaining two classes of common units and the strategic objectives and benefits of Manning & Napier Group, LLC's capital structure.

Dilution, page 49

25. Please disclose the amount of dilution that purchasers in your offering will experience in the event that the underwriter exercises its over-allotment option in full.

Unaudited Combined Consolidated Pro Forma Financial Information, page 50

26. Although we are unable to review your pro forma financial information since it is incomplete, we did note that it appears to us you should revise the current format to provide sub-totals to reflect the impact of all pro forma adjustments related to the reorganization transactions that will occur prior to the offering and provide final pro forma totals to separately reflect the impact of the offering. Refer to Rule 10-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

27. Please revise your tabular disclosures related to assets under management to:

- Separately present and discuss gross client inflows and gross client outflows during each period presented.

- Disclose average assets under management during each period presented.

- Consider providing roll-forwards of assets under management by investment portfolio.

28. Please provide a more specific and comprehensive discussion of the factors that impacted your results during each period presented by addressing the following:

- Quantify and discuss the range of fees and the average effective fee for separately managed accounts during each period presented, including the reasons for changes in these amounts.

- Quantify and discuss the range of fees and the average effective fee for mutual funds and collective investment trusts during each period presented, including the reasons for changes in these amounts.

- Discuss if and how changes in investment concentrations in your assets under management impacted your results during each period presented.

- Quantify and discuss changes in compensation and related costs as a percentage of average assets under management or revenues. Quantify and discuss changes in sub transfer agent and shareholder service fees as a percentage of applicable average assets under management or revenues.

- Address how expenses related to the shares subject to mandatory redemption were determined during each period presented.

Critical Accounting Policies

Revenue Recognition, page 66

29. It appears your assets under management (AUM) are calculated using fair value methods and market appreciation/depreciation of your AUM have a significant impact on your revenues. Please include the following in your next amendment:

- Include a discussion of the potential risks and uncertainties associated with fair value estimates and how they may impact your results.

- Disclose the total dollar values or percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.

Liquidity and Capital Resources, page 75

30. We note your disclosure indicates you intend to distribute to your pre-offering members all the "retained profits" as of the date of the consummation of the offering. Please explain if you intend to include a pro forma adjustment related to this planned distribution in your pro forma disclosures. Also, please note that if the planned distributions and any other distributions that occurred after your balance sheet date will result in a material reduction in equity, you should present pro forma equity disclosures, reflecting all such distributions, alongside the historical disclosures in your most recent balance sheet.

Business, page 82

31. It appears to us that you should provide more complete performance disclosures for each period presented, by investment vehicle and/or portfolio as well as the most directly comparable benchmark performance during each period.

Products and Services, page 89

32. We note your disclosure on page 85 that "employers will be increasingly interested in working with providers that can take a holistic view of benefit plan design and can help solve problems with both retirement benefit plans and health benefit plans" and on page 87 that you have "launched technology driven products and services to assist both employers and employees with their health and wealth planning." Under an appropriate heading, please describe in more detail the technology driven products and services to which you refer. See Item 101(c)(1)(i) of Regulation S-K.

33. We note your reference under the heading "Sales and Distribution" on page 91 to services provided by Client Analytics Group. Please describe these services under this heading. See Item 101(c)(1)(i) of Regulation S-K.

Competition, page 92

    34. Please describe the general methods of competition in your industry.
        See Item 101(c)(1)(x) of Regulation S-K.

Management, page 97

    35. Please tell us what consideration you gave to providing biographical disclosure regarding the members of your Senior Research Group. Please refer to Item 401(c) of Regulation S-K. In this regard, we note your risk factor disclosure on page 16 to the effect that you "particularly depend on [y]our Senior Research Group, which is a team of ten senior analysts who manage [y]our portfolios…."

Executive Compensation, page 101

Principal Components of Compensation, page 103

    36. We note your disclosure that "[a]nnual cash incentive compensation is based on a number of variables that are linked to company-wide performance for that year and over the longer term" and that you "have historically used predetermined incentive formulas to evaluate performance…." Please disclose the incentive formulas that you used in determining the annual cash incentive compensation to award your named executive officers in 2010 and identify the items of company-wide and individual performance that factored into such formula and that you otherwise took into account. Please also disclose any applicable performance targets and your actual performance relative to those targets, and describe how the annual cash incentive compensation that you ultimately awarded to your named executive officers reflected the comparison between actual and target performance.

Summary Compensation Table, page 107

    37. In light of your disclosure on pages 103 and 104 regarding the manner in which you determined the amounts of annual cash incentive compensation to award to your named executive officers, it appears that those amounts should be disclosed under a column entitled "Non-Equity Incentive Compensation," rather than under the "Bonus" column. Likewise, it appears that you should provide a grants of plan-based awards table that includes information regarding the annual cash incentive awards that your named executive officers were eligible to receive in 2010. See Item 402(d) of Regulation S-K. Please revise your disclosure or advise us accordingly.

Outstanding Equity Awards at Fiscal Year End 2010, page 108

38. Please disclose in a footnote to your outstanding equity awards table the vesting dates of the unvested shares held by your named executive officers. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Director Compensation, page 109

39. Please explicitly state, if true, that you did not pay your directors any compensation during the year ended December 31, 2010.

Certain Relationships and Related Party Transactions, page 114

40. Please describe under this heading the agreement pursuant to which you owe a mandatory redemption obligation to Mr. Manning and the terms of your arrangement with Mr. Manning pursuant to which you will no longer owe him such obligation.

Principal and Selling Stockholders, page 115

41. Please provide a brief description under this heading of the transaction pursuant to which the selling stockholder will acquire the shares of Class A common stock being registered for resale.

42. Please delete the reference to "Principals and Selling Stockholders" in the second paragraph on page 115.

43. Please identify the natural persons who have voting and/or dispositive authority over the shares owned by M&N Group Holdings, LLC. See Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of Capital Stock, page 117

Class B Common Stock, page 117

44. Please disclose under this heading the mechanism(s) by which the holder of your Class B common stock will control a majority of the vote on all matters submitted to a vote of stockholders.

Where You Can Find Additional Information, page 132

45. We note your disclosure in the first paragraph under this heading to the effect that all statements in the prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are qualified by reference to the copy of such document or contract filed as an exhibit to the registration statement. However, you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Combined Consolidated Financial Statements

Note 3. Investments in Marketable Securities, pages F-14 and F-29

46. Please provide all the disclosures required by ASC 320-10-50.

Note 9. Mandatory Redeemable Obligation, page F-17 and Note 6. Mandatory Redeemable Obligation, page F-31

47. Please explain how you determined it is appropriate to classify the expense related to the change in redemption value of the shares subject to mandatory redemption as interest expense.

Combined Consolidated Statements of Income, page F-23

48. Please provide pro forma income tax and net income disclosures for the current interim period, similar to the disclosures provided on page F-7.

Item 16. Exhibits and Financial Statement Schedules, page II-2

49. All exhibits are subject to our review. Accordingly, please file or submit all exhibits required by Item 601 of Regulation S-K with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion, consents, related party agreements, and other exhibits once they are filed.

50. We note that the following agreements are not included in your exhibit list.

- Amended and restated shareholders agreement referenced on page 7.

- Manning & Napier, Inc. 2011 Equity Compensation Plan referenced on page 9.

- Form of indemnification agreement referenced on page 99.

- Employee agreements entered into with Messrs. Coons, Cunninham, and Stamey referenced on page 107.

Please file these agreements with your next amendment or as soon as possible or explain to us why you are not required to do so under Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Irwin A. Kishner, Esq.
        Herrick, Feinstein LLP (via E-mail)